April 17, 2019

Matthew Marsh
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland

       Re: James Hardie Industries plc
           Form 20-F for the Year Ended March 31, 2018
           Filed May 22, 2018
           File No. 001-15240

Dear Mr. Marsh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction